RECD S.E.C.
MAR 27 2003
1086

03018964

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.	000906410
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for March 27, 2003	333-100418 ~~333-103029~~
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAR 31 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on MARCH 27, 2003.

CWMBS, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by DEUTSCHE BANK SECURITIES INC.	4
99.2	Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION	5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY DEUTSCHE BANK SECURITIES INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-10
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-10

CWHL0310 -- A2

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$30,000,000.00	Delay	24	WAC	6.104838160
Coupon	5.7500	Dated	03/01/2003	NET	5.844648
Settle	03/31/2003	First Payment	04/25/2003	WAM	357

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	600 PSA	750 PSA	30 CPR for 6 mos 9 CPR thereafter
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102-00	5.479	5.410	5.337	5.263	5.188	5.046	4.923	4.814	4.671	5.262
102-02	5.471	5.399	5.324	5.248	5.172	5.026	4.900	4.789	4.642	5.248
102-04	5.462	5.389	5.312	5.234	5.156	5.007	4.877	4.763	4.612	5.234
102-06	5.453	5.378	5.300	5.220	5.140	4.987	4.854	4.737	4.583	5.220
102-08	5.445	5.368	5.288	5.206	5.124	4.967	4.831	4.712	4.554	5.206
102-10	5.436	5.357	5.275	5.192	5.108	4.948	4.808	4.686	4.524	5.192
102-12	5.427	5.347	5.263	5.177	5.092	4.928	4.786	4.660	4.495	5.178
102-14	5.419	5.337	5.251	5.163	5.076	4.908	4.763	4.635	4.466	5.164
102-16	5.410	5.326	5.239	5.149	5.060	4.889	4.740	4.609	4.437	5.150
102-18	5.402	5.316	5.226	5.135	5.044	4.869	4.717	4.584	4.408	5.136
102-20	5.393	5.306	5.214	5.121	5.028	4.849	4.694	4.558	4.378	5.122
102-22	5.384	5.295	5.202	5.107	5.012	4.830	4.672	4.533	4.349	5.108
102-24	5.376	5.285	5.190	5.093	4.996	4.810	4.649	4.507	4.320	5.094
102-26	5.367	5.275	5.178	5.079	4.980	4.790	4.626	4.482	4.291	5.080
102-28	5.359	5.264	5.165	5.065	4.964	4.771	4.604	4.456	4.262	5.066
102-30	5.350	5.254	5.153	5.051	4.948	4.751	4.581	4.431	4.233	5.052
103-00	5.342	5.244	5.141	5.037	4.932	4.732	4.558	4.406	4.204	5.038
WAL	10.30	7.96	6.38	5.30	4.53	3.54	2.99	2.63	2.27	5.67
Mod Durn	7.05	5.85	4.96	4.30	3.79	3.09	2.66	2.38	2.08	4.33
Principal Window	Jul04 - May29	May04 - Feb26	Mar04 - Jun22	Feb04 - Mar19	Jan04 - Jun16	Dec03 - Nov11	Nov03 - Aug09	Nov03 - May08	Oct03 - Jun07	May03 - Jun24
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28

3/24/2003 12:13 PM

[illegible] NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. [illegible] Deutsche Bank Securities Inc. [illegible]

CWHL0310 – A4

Deutsche Bank Securities CMO Trading 212-469-2669

Balance	$7,388,000.00	Delay	24	WAC	6.104838160
Coupon	5.7500	Dated	03/01/2003	NET	5.844648
Settle	03/31/2003	First Payment	04/25/2003	WAM	357

Price	125 PSA	150 PSA	200 PSA	275 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-00	5.865	5.866	5.869	5.877	5.880	5.899	5.929	5.979	6.020
99-08	5.846	5.847	5.848	5.853	5.855	5.866	5.883	5.912	5.936
99-16	5.827	5.827	5.828	5.829	5.829	5.833	5.838	5.846	5.853
99-24	5.808	5.808	5.807	5.805	5.804	5.799	5.792	5.780	5.770
100-00	5.789	5.788	5.786	5.781	5.779	5.766	5.747	5.714	5.687
100-08	5.770	5.769	5.766	5.758	5.754	5.733	5.702	5.648	5.604
100-16	5.752	5.750	5.745	5.734	5.729	5.701	5.657	5.582	5.522
100-24	5.733	5.731	5.725	5.711	5.705	5.668	5.612	5.517	5.440
101-00	5.715	5.712	5.705	5.687	5.680	5.635	5.567	5.451	5.358
101-08	5.696	5.693	5.684	5.664	5.655	5.603	5.522	5.386	5.277
101-16	5.678	5.674	5.664	5.641	5.631	5.570	5.478	5.321	5.195
101-24	5.659	5.656	5.644	5.618	5.606	5.538	5.433	5.257	5.114
102-00	5.641	5.637	5.624	5.595	5.582	5.505	5.389	5.192	5.033
102-08	5.623	5.618	5.604	5.572	5.558	5.473	5.345	5.128	4.953
102-16	5.605	5.600	5.584	5.549	5.533	5.441	5.301	5.064	4.872
102-24	5.587	5.581	5.564	5.526	5.509	5.409	5.257	5.000	4.792
103-00	5.569	5.563	5.544	5.503	5.485	5.377	5.213	4.936	4.712
103-08	5.551	5.544	5.525	5.480	5.461	5.346	5.170	4.872	4.633
103-16	5.533	5.526	5.505	5.458	5.437	5.314	5.126	4.809	4.553
103-24	5.515	5.508	5.486	5.435	5.413	5.282	5.083	4.746	4.474
104-00	5.497	5.489	5.466	5.413	5.390	5.251	5.040	4.683	4.395
WAL	26.37	24.99	21.72	16.87	15.44	10.26	6.82	4.38	3.40
Mod Durn	13.35	13.03	12.16	10.57	10.00	7.56	5.52	3.78	3.02
Principal Window	Nov27 - Jun31	Feb26 - Sep30	Jun22 - Apr28	Sep17 - Aug23	Jun16 - Jan22	Nov11 - Apr16	Aug09 - Aug10	Jun07 - Oct07	Jul06 - Sep06

3/24/2003 12:30 PM

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate [illegible] was prepared solely by the Underwriter(s), is privileged and confidential, [illegible] intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. [illegible] NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. [illegible] This information is furnished to you solely by Deutsche Bank Securities Inc., and not by the Issuer or any of its affiliates. [illegible]

CWHL0310 -- A5

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$2,462,000.00	Delay	24	WAC	6.104838160
Coupon	5.7500	Dated	03/01/2003	NET	5.844648
Settle	03/31/2003	First Payment	04/25/2003	WAM	357

Price	125 PSA	150 PSA	200 PSA	275 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-00	5.863	5.863	5.864	5.867	5.869	5.879	5.918	5.972	6.012
99-08	5.845	5.845	5.846	5.847	5.848	5.854	5.877	5.908	5.932
99-16	5.827	5.827	5.827	5.827	5.828	5.829	5.836	5.845	5.851
99-24	5.808	5.808	5.808	5.807	5.807	5.805	5.795	5.781	5.772
100-00	5.790	5.790	5.790	5.788	5.786	5.780	5.754	5.718	5.692
100-08	5.772	5.772	5.771	5.768	5.766	5.756	5.713	5.655	5.613
100-16	5.754	5.754	5.753	5.748	5.746	5.731	5.673	5.592	5.533
100-24	5.737	5.736	5.734	5.728	5.725	5.707	5.632	5.530	5.454
101-00	5.719	5.718	5.716	5.709	5.705	5.683	5.592	5.467	5.376
101-08	5.701	5.700	5.698	5.689	5.685	5.659	5.552	5.405	5.297
101-16	5.683	5.682	5.679	5.670	5.665	5.635	5.512	5.343	5.219
101-24	5.666	5.665	5.661	5.650	5.645	5.611	5.472	5.281	5.141
102-00	5.648	5.647	5.643	5.631	5.625	5.587	5.432	5.220	5.063
102-08	5.631	5.630	5.625	5.612	5.605	5.563	5.392	5.158	4.986
102-16	5.613	5.612	5.607	5.593	5.585	5.539	5.353	5.097	4.909
102-24	5.596	5.595	5.589	5.573	5.565	5.516	5.313	5.036	4.831
103-00	5.579	5.577	5.572	5.554	5.546	5.492	5.274	4.975	4.755
103-08	5.561	5.560	5.554	5.535	5.526	5.469	5.234	4.914	4.678
103-16	5.544	5.543	5.536	5.516	5.507	5.445	5.195	4.853	4.602
103-24	5.527	5.525	5.519	5.498	5.487	5.422	5.156	4.793	4.526
104-00	5.510	5.508	5.501	5.479	5.468	5.399	5.117	4.732	4.450
WAL	29.02	28.58	27.10	23.46	22.04	16.11	7.77	4.61	3.55
Mod Dum	13.89	13.81	13.50	12.62	12.23	10.22	6.13	3.96	3.14
Principal Window	Jun31 - Mar33	Sep30 - Mar33	Apr28 - Mar33	Aug23 - Mar33	Jan22 - Mar33	Apr16 - Mar33	Aug10 - Jun11	Oct07 - Nov07	Sep06 - Oct06

3/24/2003 12:20 PM

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate [illegible] was prepared solely by the Underwriter(s), is privileged and confidential, [illegible] intended for use by the addressee only [illegible] ... NOTHING HEREIN SHOULD BE CONS[illegible]DERED AN OFFER TO SELL OR SOLIC[illegible]ITATION OF AN OFFER TO BUY A[illegible]NY SECURITIES. [illegible] This information is furnished to you solely by Deutsche Bank Securities Inc., and not by the [illegible] Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the issuer or its affiliat[illegible] in connection with the proposed transaction.

CWHL0310 – A6

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$54,602,400.00	Delay	0	Index	LIBOR_1MO | 1.28	WAC	6.104838160
Coupon	1.6300	Dated	03/25/2003	Mult / Margin	1.0 / .35	NET	5.844648
Settle	03/31/2003	First Payment	04/25/2003	Cap / Floor	8 / .35	WAM	357

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA	900 PSA	1000 PSA
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
99-16	48	50	50	50	50	50	51	53	54	55	57	58
99-18	47	48	48	48	48	48	49	50	52	53	54	55
99-20	45	46	46	46	46	46	47	48	49	50	51	52
99-22	43	44	44	44	44	44	45	46	47	48	48	49
99-24	42	42	42	42	42	42	43	44	44	45	46	46
99-26	40	41	41	41	41	41	41	41	42	43	43	43
99-28	38	39	39	39	39	39	39	39	40	40	40	41
99-30	37	37	37	37	37	37	37	37	37	37	38	38
100-00	35	35	35	35	35	35	35	35	35	35	35	35
100-02	33	33	33	33	33	33	33	33	32	32	32	32
100-04	31	31	31	31	31	31	31	30	30	30	29	29
100-06	30	29	29	29	29	29	29	28	28	27	27	26
100-08	28	27	27	27	27	27	27	26	25	25	24	23
100-10	26	25	25	25	25	25	25	24	23	22	21	20
100-12	25	24	24	24	24	24	23	22	20	19	18	18
100-14	23	22	22	22	22	22	21	19	18	17	16	15
100-16	21	20	20	20	20	20	19	17	16	14	13	12
WAL	3.82	3.41	3.41	3.41	3.41	3.41	3.17	2.90	2.67	2.49	2.34	2.21
Mod Durn	3.66	3.28	3.28	3.28	3.28	3.28	3.08	2.86	2.59	2.42	2.27	2.16
Principal Window	Apr04 - Nov09	Apr04 - Jan09	Apr04 - Jan09	Apr04 - Jan09	Apr04 - Jan09	Apr04 - Jan09	Apr04 - Dec07	Apr04 - Apr07	Apr04 - Oct06	Apr04 - Jun06	Apr04 - Mar06	Apr04 - Dec05
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28

3/24/2003 11:58 AM

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. This information is furnished to you solely by Deutsche Bank Securities Inc., and not by the Issuer or any of its affiliates. Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the Issuer or its affiliates in connection with the proposed transaction.

CWHL0310 – A8

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$90,000,000.00	Delay	24	WAC	6.104838160
Coupon	5.7500	Dated	03/01/2003	NET	5.844648
Settle	03/31/2003	First Payment	04/25/2003	WAM	357

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	600 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-02	5.580	5.483	5.388	5.388	5.388	5.271	5.137	5.042	4.928
101-06	5.560	5.455	5.352	5.352	5.352	5.224	5.079	4.976	4.852
101-10	5.540	5.426	5.316	5.316	5.316	5.178	5.021	4.910	4.777
101-14	5.520	5.398	5.279	5.279	5.280	5.132	4.964	4.845	4.702
101-18	5.500	5.370	5.243	5.243	5.243	5.086	4.906	4.779	4.627
101-22	5.479	5.342	5.207	5.207	5.207	5.040	4.849	4.714	4.552
101-26	5.459	5.313	5.171	5.171	5.171	4.994	4.792	4.649	4.478
101-30	5.439	5.285	5.135	5.135	5.135	4.948	4.735	4.584	4.403
102-02	5.419	5.257	5.099	5.099	5.099	4.902	4.678	4.519	4.329
102-06	5.400	5.229	5.063	5.063	5.064	4.856	4.621	4.454	4.254
102-10	5.380	5.201	5.028	5.028	5.028	4.811	4.564	4.389	4.180
102-14	5.360	5.173	4.992	4.992	4.992	4.765	4.507	4.325	4.106
102-18	5.340	5.146	4.956	4.956	4.956	4.720	4.451	4.260	4.032
102-22	5.320	5.118	4.921	4.921	4.921	4.674	4.394	4.196	3.958
102-26	5.300	5.090	4.885	4.885	4.885	4.629	4.338	4.131	3.885
102-30	5.281	5.062	4.850	4.850	4.850	4.584	4.282	4.067	3.811
103-02	5.261	5.035	4.814	4.814	4.815	4.539	4.225	4.003	3.738
WAL	7.97	5.30	3.99	3.99	3.99	3.00	2.35	2.04	1.76
Mod Durn	6.11	4.35	3.40	3.40	3.40	2.66	2.14	1.88	1.64
Principal Window	Apr03 - Nov14	Apr03 - Aug11	Apr03 - May10	Apr03 - May10	Apr03 - May10	Apr03 - Jan09	Apr03 - Oct06	Apr03 - Feb06	Apr03 - Aug05
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28

3/24/2003 12:09 PM

[illegible]

CWHL0310 – A11

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$10,000,000.00	Delay	24	WAC	6.104838160
Coupon	5.7500	Dated	03/01/2003	NET	5.844648
Settle	03/31/2003	First Payment	04/25/2003	WAM	357

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	600 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-28	5.797	5.794	5.791	5.787	5.782	5.770	5.759	5.749	5.737
99-30	5.792	5.789	5.785	5.779	5.773	5.758	5.745	5.733	5.718
100-00	5.787	5.783	5.778	5.772	5.764	5.747	5.731	5.717	5.699
100-02	5.782	5.778	5.772	5.765	5.756	5.736	5.718	5.701	5.680
100-04	5.777	5.772	5.765	5.757	5.747	5.725	5.704	5.686	5.662
100-06	5.772	5.766	5.759	5.750	5.739	5.713	5.690	5.670	5.643
100-08	5.767	5.761	5.752	5.742	5.730	5.702	5.677	5.654	5.624
100-10	5.762	5.755	5.746	5.735	5.722	5.691	5.663	5.638	5.605
100-12	5.757	5.749	5.740	5.728	5.713	5.680	5.649	5.622	5.587
100-14	5.752	5.744	5.733	5.720	5.705	5.669	5.636	5.606	5.568
100-16	5.747	5.738	5.727	5.713	5.696	5.657	5.622	5.590	5.549
100-18	5.742	5.733	5.721	5.706	5.688	5.646	5.608	5.575	5.531
100-20	5.737	5.727	5.714	5.698	5.679	5.635	5.595	5.559	5.512
100-22	5.731	5.721	5.708	5.691	5.671	5.624	5.581	5.543	5.494
100-24	5.726	5.716	5.701	5.684	5.662	5.613	5.567	5.527	5.475
100-26	5.721	5.710	5.695	5.676	5.654	5.601	5.554	5.512	5.456
100-28	5.716	5.705	5.689	5.669	5.645	5.590	5.540	5.496	5.438
WAL	22.50	18.39	14.83	12.01	9.78	6.87	5.42	4.56	3.79
Mod Dur	12.31	11.04	9.69	8.42	7.26	5.53	4.63	3.91	3.32
Principal Window	Jul22 - May29	Mar18 - Feb26	Dec14 - Jun22	Jul12 - Mar19	Nov10 - Jun16	Jan09 - Nov11	Dec07 - Aug09	Apr07 - May08	Aug06 - Jun07
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28

[illegible] 12:08 PM

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate [illegible], was prepared solely by the Underwriter(s), is privileged and confidential, [illegible] intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, [illegible] final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. [illegible] NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. [illegible] This information is furnished to you solely by Deutsche Bank Securities Inc., and not by the [illegible] Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

CWHL0310 -- A12

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$37,772,000.00	Delay	24	WAC	6.104838160
Coupon	5.7500	Dated	03/01/2003	NET	5.844648
Settle	03/31/2003	First Payment	04/25/2003	WAM	357

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	600 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-03	5.779	5.775	5.769	5.761	5.752	5.730	5.711	5.694	5.671
100-05	5.774	5.769	5.762	5.753	5.743	5.719	5.697	5.678	5.652
100-07	5.769	5.763	5.756	5.746	5.734	5.708	5.683	5.662	5.634
100-09	5.764	5.758	5.749	5.739	5.726	5.697	5.670	5.646	5.615
100-11	5.759	5.752	5.743	5.731	5.717	5.685	5.656	5.630	5.596
100-13	5.754	5.747	5.737	5.724	5.709	5.674	5.642	5.614	5.577
100-15	5.749	5.741	5.730	5.717	5.700	5.663	5.629	5.598	5.559
100-17	5.744	5.735	5.724	5.709	5.692	5.652	5.615	5.583	5.540
100-19	5.739	5.730	5.717	5.702	5.683	5.641	5.601	5.567	5.521
100-21	5.734	5.724	5.711	5.695	5.675	5.629	5.588	5.551	5.503
100-23	5.729	5.719	5.705	5.687	5.666	5.618	5.574	5.535	5.484
100-25	5.724	5.713	5.698	5.680	5.658	5.607	5.561	5.519	5.466
100-27	5.719	5.707	5.692	5.673	5.649	5.596	5.547	5.504	5.447
100-29	5.714	5.702	5.686	5.665	5.641	5.585	5.533	5.488	5.428
100-31	5.709	5.696	5.679	5.658	5.632	5.574	5.520	5.472	5.410
101-01	5.704	5.691	5.673	5.651	5.624	5.562	5.506	5.457	5.391
101-03	5.699	5.685	5.667	5.643	5.615	5.551	5.493	5.441	5.373
WAL	22.50	18.39	14.83	12.01	9.78	6.87	5.42	4.56	3.79
Mod Durn	12.32	11.05	9.70	8.43	7.27	5.53	4.54	3.91	3.32
Principal Window	Jul22 - May29	Mar18 - Feb26	Dec14 - Jun22	Jul12 - Mar19	Nov10 - Jun16	Jan09 - Nov11	Dec07 - Aug09	Apr07 - May08	Aug06 - Jun07
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28

[redacted]

3/24/2003 12:08 PM

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate [illegible] was prepared solely by the Underwriter(s), is privileged and confidential, [illegible] intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. [illegible] NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. [illegible] This information is furnished to you solely by Deutsche Bank Securities Inc., and not by the Issuer or any of its affiliates. Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

CWHL0310 -- A15

Deutsche Bank Securities   CMO Trading 212-469-2669

Balance	$45,000,000.00	Delay	24	WAC	6.104838160
Coupon	5.5000	Dated	03/01/2003	NET	5.844648
Settle	03/31/2003	First Payment	04/25/2003	WAM	357

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	600 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-05+	5.507	5.503	5.499	5.496	5.493	5.488	5.483	5.471	5.450
100-07+	5.501	5.496	5.492	5.488	5.485	5.479	5.474	5.461	5.437
100-09+	5.494	5.489	5.485	5.481	5.477	5.471	5.465	5.451	5.424
100-11+	5.488	5.483	5.478	5.473	5.469	5.462	5.456	5.441	5.411
100-13+	5.482	5.476	5.471	5.466	5.461	5.454	5.447	5.430	5.399
100-15+	5.475	5.469	5.463	5.458	5.454	5.446	5.438	5.420	5.386
100-17+	5.469	5.462	5.456	5.451	5.446	5.437	5.429	5.410	5.373
100-19+	5.463	5.456	5.449	5.443	5.438	5.429	5.420	5.399	5.360
100-21+	5.457	5.449	5.442	5.436	5.430	5.420	5.411	5.389	5.348
100-23+	5.450	5.442	5.436	5.428	5.422	5.412	5.402	5.379	5.335
100-25+	5.444	5.435	5.428	5.421	5.414	5.403	5.393	5.369	5.322
100-27+	5.438	5.429	5.420	5.413	5.406	5.395	5.384	5.358	5.310
100-29+	5.432	5.422	5.413	5.406	5.399	5.386	5.375	5.348	5.297
100-31+	5.425	5.415	5.406	5.398	5.391	5.378	5.366	5.338	5.284
101-01+	5.419	5.408	5.399	5.391	5.383	5.370	5.357	5.328	5.272
101-03+	5.413	5.402	5.392	5.383	5.375	5.361	5.348	5.317	5.259
101-05+	5.407	5.395	5.385	5.376	5.367	5.353	5.339	5.307	5.246
WAL	15.66	14.01	12.76	11.80	11.05	9.95	9.10	7.62	5.85
Mod Dum	9.83	9.17	8.64	8.21	7.86	7.33	6.88	6.02	4.86
Principal Window	Apr08 - Mar33	Apr08 - Mar33	Apr08 - Mar33	Apr08 - Mar33	Apr08 - Mar33	Apr08 - Mar33	Apr08 - Mar33	Apr08 - Mar33	Nov07 - Mar33
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28	1.28

3/24/2003 12:09 PM

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "[illegible]"), was prepared solely by the Underwriter(s), is privileged and confidential, [illegible] intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. [illegible] NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. [illegible] This information is furnished to you solely by Deutsche Bank Securities Inc., and not by the [illegible] or any of its affiliates. Deutsche Bank Securities Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-10
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-10

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_10_SUBS 30 year 5.8's

User ID: leibo Deals Directory: /opt/intex/deals Date: 03/25/2003 10:41:32

Bond: M Balance: 6,750,000 Coupon: 5.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2003
Settlement Date: 3/31/2003 WHOLE 30 year WAC: 6.10 WAM: 356.98

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500
99-12	5.845	5.848	5.850	5.850	5.851	5.853	5.854
99-16	5.831	5.832	5.833	5.833	5.833	5.834	5.835
99-20	5.817	5.816	5.816	5.816	5.816	5.816	5.816
99-24	5.803	5.801	5.799	5.799	5.798	5.797	5.796
99-28	5.789	5.785	5.782	5.782	5.781	5.779	5.777
100- 0	5.775	5.769	5.766	5.765	5.764	5.761	5.758
100- 4	5.761	5.753	5.749	5.747	5.746	5.743	5.738
100- 8	5.747	5.738	5.732	5.730	5.729	5.724	5.719
100-12	5.733	5.722	5.715	5.713	5.711	5.706	5.700
100-16	5.720	5.707	5.699	5.696	5.694	5.688	5.681
100-20	5.706	5.691	5.682	5.679	5.677	5.670	5.662
*100-24	5.692	5.676	5.666	5.662	5.660	5.652	5.643
100-28	5.678	5.660	5.649	5.646	5.642	5.634	5.624
101- 0	5.665	5.645	5.632	5.629	5.625	5.616	5.605
101- 4	5.651	5.629	5.616	5.612	5.608	5.598	5.586
101- 8	5.638	5.614	5.599	5.595	5.591	5.580	5.567
101-12	5.624	5.599	5.583	5.578	5.574	5.562	5.548
101-16	5.610	5.583	5.566	5.561	5.557	5.544	5.529
101-20	5.597	5.568	5.550	5.545	5.540	5.526	5.510
101-24	5.583	5.553	5.534	5.528	5.523	5.508	5.492
101-28	5.570	5.537	5.517	5.511	5.506	5.490	5.473
102- 0	5.556	5.522	5.501	5.495	5.489	5.473	5.454
102- 4	5.543	5.507	5.485	5.478	5.472	5.455	5.435
AVG LIFE	14.44	11.85	10.63	10.31	10.03	9.33	8.65
DURATION	9.01	7.97	7.44	7.30	7.17	6.83	6.49
FIRST PAY	4/03	4/03	4/03	4/03	4/03	4/03	4/03
LAST PAY	3/33	3/33	3/33	3/33	3/33	3/33	3/33

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured. therefore, the actual details achieved during the projection period may vary from the projections.

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_10_SUBS 30 year 5.8's

User ID: leibo Deals Directory: /opt/intex/deals Date: 03/25/2003 10:41:33

Bond: B1 Balance: 3,000,000 Coupon: 5.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2003
Settlement Date: 3/31/2003 WHOLE 30 year WAC: 6.10 WAM: 356.98

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500
97-30	6.007	6.032	6.046	6.051	6.055	6.067	6.080
98- 2	5.993	6.015	6.029	6.033	6.037	6.048	6.060
98- 6	5.979	5.999	6.012	6.016	6.019	6.029	6.040
98-10	5.965	5.983	5.995	5.998	6.001	6.010	6.020
98-14	5.950	5.967	5.978	5.981	5.984	5.992	6.001
98-18	5.936	5.951	5.960	5.963	5.966	5.973	5.981
98-22	5.922	5.935	5.943	5.946	5.948	5.954	5.961
98-26	5.908	5.919	5.926	5.928	5.930	5.936	5.942
98-30	5.894	5.903	5.909	5.911	5.913	5.917	5.922
99- 2	5.880	5.887	5.892	5.894	5.895	5.899	5.903
99- 6	5.866	5.872	5.875	5.876	5.877	5.880	5.883
*99-10	5.852	5.856	5.858	5.859	5.860	5.862	5.864
99-14	5.838	5.840	5.841	5.842	5.842	5.843	5.845
99-18	5.824	5.824	5.824	5.825	5.825	5.825	5.825
99-22	5.810	5.808	5.808	5.807	5.807	5.807	5.806
99-26	5.796	5.793	5.791	5.790	5.790	5.788	5.787
99-30	5.782	5.777	5.774	5.773	5.772	5.770	5.767
100- 2	5.768	5.761	5.757	5.756	5.755	5.752	5.748
100- 6	5.754	5.746	5.740	5.739	5.737	5.733	5.729
100-10	5.740	5.730	5.724	5.722	5.720	5.715	5.710
100-14	5.727	5.714	5.707	5.705	5.703	5.697	5.691
100-18	5.713	5.699	5.690	5.688	5.685	5.679	5.671
100-22	5.699	5.683	5.674	5.671	5.668	5.661	5.652
AVG LIFE	14.44	11.85	10.63	10.31	10.03	9.33	8.65
DURATION	8.94	7.92	7.40	7.25	7.12	6.79	6.45
FIRST PAY	4/03	4/03	4/03	4/03	4/03	4/03	4/03
LAST PAY	3/33	3/33	3/33	3/33	3/33	3/33	3/33

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_10_SUBS 30 year 5.8's

User ID: leibo Deals Directory: /opt/intex/deals Date: 03/25/2003 10:41:33

Bond: B2 Balance: 1,750,000 Coupon: 5.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2003
Settlement Date: 3/31/2003 WHOLE 30 year WAC: 6.10 WAM: 356.98

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500
94-20	6.397	6.471	6.516	6.529	6.542	6.577	6.616
94-24	6.382	6.454	6.498	6.511	6.523	6.557	6.596
94-28	6.367	6.437	6.480	6.493	6.505	6.538	6.575
95- 0	6.352	6.420	6.462	6.474	6.486	6.518	6.554
95- 4	6.337	6.403	6.444	6.456	6.467	6.498	6.534
95- 8	6.322	6.386	6.426	6.437	6.449	6.479	6.513
95-12	6.307	6.369	6.408	6.419	6.430	6.459	6.493
95-16	6.292	6.353	6.390	6.401	6.411	6.440	6.472
95-20	6.277	6.336	6.372	6.383	6.393	6.420	6.452
95-24	6.262	6.319	6.354	6.364	6.374	6.401	6.431
95-28	6.248	6.302	6.336	6.346	6.356	6.381	6.411
*96- 0	6.233	6.286	6.318	6.328	6.337	6.362	6.390
96- 4	6.218	6.269	6.300	6.310	6.319	6.343	6.370
96- 8	6.203	6.252	6.283	6.292	6.300	6.324	6.350
96-12	6.189	6.236	6.265	6.274	6.282	6.304	6.330
96-16	6.174	6.219	6.247	6.256	6.264	6.285	6.309
96-20	6.159	6.203	6.230	6.238	6.245	6.266	6.289
96-24	6.145	6.186	6.212	6.220	6.227	6.247	6.269
96-28	6.130	6.170	6.195	6.202	6.209	6.228	6.249
97- 0	6.116	6.154	6.177	6.184	6.191	6.209	6.229
97- 4	6.101	6.137	6.159	6.166	6.172	6.190	6.209
97- 8	6.087	6.121	6.142	6.148	6.154	6.170	6.189
97-12	6.072	6.105	6.125	6.131	6.136	6.152	6.169
AVG LIFE	14.44	11.85	10.63	10.31	10.03	9.33	8.65
DURATION	8.77	7.79	7.28	7.15	7.02	6.70	6.37
FIRST PAY	4/03	4/03	4/03	4/03	4/03	4/03	4/03
LAST PAY	3/33	3/33	3/33	3/33	3/33	3/33	3/33

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.

[redacted]